

06004685

SECU[illegible] [illegible]SSION
Washington, D.C. 20549



SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH, D.C.
192

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Detwiler, Mitchell, Fenton & Graves, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
225 Franklin Street, 20th Floor
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen D. Martino 617-747-0154
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 08 2006
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen D. Martino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Detwiler, Mitchell, Fenton & Graves, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Chief Financial Officer

Title

Notary Public



RICHARD BAGGE
Notary Public
Commonwealth of Massachusetts
My Commission Expires
August 24, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(Supplemental Report on Internal Control Structure)

DETWILER, MITCHELL, FENTON & GRAVES, INC. AND SUBSIDIARY
INDEX

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Detwiler, Mitchell, Fenton & Graves, Inc.

We have audited the accompanying consolidated statement of financial condition of Detwiler, Mitchell, Fenton & Graves, Inc. and subsidiary (the "Company") as of December 31, 2005, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Detwiler, Mitchell, Fenton & Graves, Inc. and subsidiary as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying computation of net capital under SEC rule 15c3-1, and statements of computation for determination of reserve requirements under SEC rule 15c3-3 and information relating to possession or control requirements under SEC rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
January 20, 2006

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
www.wolfandco.com

DETWILER, MITCHELL, FENTON & GRAVES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

AT DECEMBER 31, 2005

ASSETS	
Cash and cash equivalents (Note 5)	$ 3,885,541
Deposit with clearing organization (Note 3)	75,000
Commissions and other receivables	903,720
Current and deferred income taxes receivable (Note 7)	409,058
Fixed assets, net (Note 5)	238,513
Prepaid expenses and other assets	190,419
Total Assets	$ 5,702,251
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Salaries, bonuses and commissions payable (Note 6)	$ 2,295,614
Accounts payable and accrued liabilities	607,826
Due to affiliate	828,705
Total Liabilities	3,732,145
Commitments and contingencies (Notes 3, 5, 6 and 8)	
STOCKHOLDER'S EQUITY (Note 3)	
Common stock, no par value, authorized 7,500 shares, 900 shares issued and outstanding	131,563
Additional paid-in-capital	2,019,740
Retained deficit	(181,197)
Total Stockholder's Equity	1,970,106
Total Liabilities and Stockholder's Equity	$ 5,702,251

See accompanying notes to consolidated financial statements.

DETWILER, MITCHELL, FENTON & GRAVES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:	
Commissions	$ 13,203,783
Interest, fees and other	386,303
Trading losses	(39,703)
Unrealized gain on investment (Note 4)	3,444
Total revenues	13,553,827
EXPENSES:	
Compensation and benefits (Note 6)	8,956,627
General and administrative	2,641,292
Occupancy, communications and systems (Note 5)	1,338,365
Execution costs	1,005,261
Total expenses	13,941,545
Loss before income taxes	(387,718)
Income tax benefit (Note 7)	128,272
Net loss	$ (259,446)

See accompanying notes to consolidated financial statements.

DETWILER, MITCHELL, FENTON & GRAVES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
DECEMBER 31, 2004	$ 131,563	$ 2,019,740	$ 687,249	$ 2,838,552
Distributions to affiliate	-	-	(609,000)	(609,000)
Net loss	-	-	(259,446)	(259,446)
DECEMBER 31, 2005	$ 131,563	$ 2,019,740	$ (181,197)	$ 1,970,106

See accompanying notes to consolidated financial statements.

DETWILER, MITCHELL, FENTON & GRAVES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (259,446)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	163,470
Unrealized gain on investment	(3,444)
Changes in:	
Deposit with clearing organization	75,000
Commissions and other receivables	(57,903)
Current and deferred income taxes receivable	(142,073)
Prepaid expenses and other assets	65,540
Due from affiliate	16,733
Salaries, bonuses and commissions payable	(448,399)
Accounts payable and accrued liabilities	298,623
Due to affiliate	736,208
Net cash provided by operating activities	444,309
CASH FLOWS FROM INVESTING ACTIVITIES:	
Investment in marketable investment	(4,800)
Purchase of fixed assets	(91,102)
Net cash used in investment activities	(95,902)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to affiliate	(609,000)
Net cash used in financing activities	(609,000)
Net decrease in cash and cash equivalents	(260,593)
Cash and cash equivalents at beginning of year	4,146,134
Cash and cash equivalents at end of year	$ 3,885,541
Cash payments for income taxes	$ 13,800

See accompanying notes to consolidated financial statements.

DETWILER, MITCHELL, FENTON & GRAVES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

1. ORGANIZATION

Detwiler, Mitchell, Fenton & Graves, Inc. ("DMFG" or the "Company") is a wholly owned subsidiary of Detwiler, Mitchell & Co. ("DMC" or "Parent"). DMFG is a channel research, institutional sales and private client group broker-dealer registered with the Securities and Exchange Commission and is a member of the Boston Stock Exchange and the National Association of Securities Dealers. DMFG is headquartered in Boston, Massachusetts and has offices in California, Connecticut and New York.

The Company's wholly owned subsidiary, DMC Insurance Agency, Inc., is a licensed insurance agency, with nominal business activities.

DMFG introduces customer transactions on a fully disclosed basis to its clearing broker National Financial Services LLC ("NFS"), a wholly owned subsidiary of Fidelity Investments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation — The consolidated financial statements of the Company include the accounts of its wholly owned subsidiary. All material intercompany transactions have been eliminated in consolidation.

Cash Equivalents — Cash equivalents include financial instruments with an original maturity of three months or less. The Company may maintain cash and cash equivalent deposits in excess of federally insured limits at certain financial institutions. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

Commissions Receivable — The Company carries its commissions receivable, which principally represents commissions earned for the current month, at cost less an allowance for doubtful accounts when required. Based on management's review of its commissions receivable balances, no allowance for doubtful accounts is considered necessary.

Securities Transactions — Proprietary securities transactions in regular way trades are recorded on the settlement date (normally the third business day following the trade date) which is not materially different from the trade date. Securities transactions for customers are reported on the settlement date.

Fixed Assets — Fixed assets are stated at cost with depreciation and amortization expense recorded using the straight line method over periods ranging from three to ten years.

Fair Value of Other Financial Instruments — The carrying amount of receivables and payables are reported in the statement of financial condition at cost which approximates fair value.

Salaries, Bonuses and Commissions Payable — Capital Markets employees earn bonuses equal to 50% of net commission revenues, with 70% of the bonuses paid on a current basis and 30% deferred to future periods. Deferred bonuses are contingent upon continuing employment of individual employees, and are paid in equal installments over a three-year vesting period beginning the following year. The unvested contingent deferred bonuses are recognized in compensation expense over the vesting period on a straight line method and are forfeited by any employee upon termination. Employment agreements with Capital Markets staff extend employment on a month-to-month basis and include a non-compete clause for a period of nine months following termination. If there is a general reduction in the workforce of the Company, such as a layoff, unvested contingent deferred bonuses will become payable to employees 60 days after termination of employment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The deferred bonuses for Capital Markets employees have significantly increased the cash balances of the Company. However, there are significant, unrecorded, contingent deferred bonuses yet to be recorded in the financial statements of the Company. The unvested, and therefore unrecorded, contingent deferred bonus obligation at December 31, 2005 and 2004 was $2,209,973 and $1,970,468, respectively, before related income tax effects.

Commission Revenues — Commission revenues and related execution costs are recorded on a trade date basis as securities transactions occur.

Income Taxes — Income tax liabilities or assets are recorded through charges or credits to the statement of operations for the estimated income taxes payable or refundable for the current period.

Deferred income tax assets are recorded for future tax consequences attributable to differences between the financial statement carrying amounts of assets and their respective tax bases. Deferred income tax assets are measured using enacted income tax rates and a valuation allowance is established if it is more likely than not that all or a portion of the deferred tax assets will not be realized. The Company participates in the filing of consolidated federal and state income tax returns of its parent.

Use of Estimates — The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the accompanying financial statements. Actual results could vary from the estimates that were used.

3. NET CAPITAL REQUIREMENT

DMFG is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission (the "Net Capital Rule"). Net capital is computed under the basic method permitted by the Rule, which requires minimum net capital to be $248,809 at December 31, 2005. DMFG's net capital was $921,972 or $673,163 in excess of its minimum net capital requirement at December 31, 2005.

DMFG is a fully disclosed broker dealer with National Financial Services LLC ("NFS"), a Fidelity Investments company, and has an agreed-upon minimum net capital requirement with NFS. At December 31, 2005, the minimum net capital requirement was $250,000. DMFG maintained a clearing deposit of $75,000 with NFS at December 31, 2005.

A computation of the reserve requirement is not applicable as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

4. UNREALIZED GAIN ON MARKETABLE INVESTMENT

In 2005, the Company recorded a gain of $3,444 from the exercise of common stock warrants. The underlying marketable security, valued at $9,000, was later transferred to the Company's Parent in 2005 at fair value.

DETWILER, MITCHELL, FENTON & GRAVES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5. FIXED ASSETS, NET

Fixed assets at December 31, 2005 follow:

Furniture and equipment	$	501,974
Leasehold improvements		43,443
		545,417
Less accumulated depreciation and amortization		(306,904)
	$	238,513

Depreciation and amortization expense was $163,470 for the year ended December 31, 2005.

Total rent expense, including real estate taxes and utilities, was $719,000 for the year ended December 31, 2005.

Future minimum annual lease payments under non-cancelable lease agreements at December 31, 2005 follows:

2006	$	585,619
2007		294,108
2008		17,436
2009		13,563
Total	$	910,726

In connection with the lease obligation, a Certificate of Deposit with a value of $169,250 at December 31, 2005 is pledged as collateral. The secured party does not have the right to repledge the security. This security is recorded as a component of cash and cash equivalents on the statement of financial condition at December 31, 2005.

6. SALARIES, BONUSES AND COMMISSIONS PAYABLE

Salaries, bonuses and commissions payable at December 31, 2005 follows:

Capital markets – current bonus	$	786,815
Capital markets – accrued, contingent deferred bonus		1,252,342
Private client, executive, administrative and other – current		256,457
	$	2,295,614

Capital Markets employees earn bonuses equal to 50% of net commission revenues, with 70% of the bonuses paid on a current basis and 30% deferred to future periods. Deferred bonuses are contingent upon continuing employment of individual employees, and are paid in equal installments over a three-year vesting period beginning the following year. The unvested contingent deferred bonuses are recognized in compensation expense over the vesting period on a straight line method and are forfeited by any employee upon termination. Employment agreements with Capital Markets staff extend employment on a month-to-month basis and include a non-compete clause for a period of nine months following termination. If there is a general reduction in the workforce of the Company, such as a layoff, unvested contingent deferred bonuses will become payable to employees 60 days after termination of employment.

6. SALARIES, BONUSES AND COMMISSIONS PAYABLE (CONTINUED)

The deferred bonuses for Capital Markets employees have significantly increased the cash balances of the Company. However, there are significant, unrecorded, contingent deferred bonuses yet to be recorded in the financial statements of the Company. The unvested, and therefore unrecorded, contingent deferred bonus obligation at December 31, 2005 and 2004 was $2,209,973 and $1,970,468, respectively, before related income tax effects.

Activity in accrued, contingent deferred bonuses payable for the year ended December 31, 2005 follows:

Balance at beginning of year	$	830,559
Additions from the accrual of the unrecorded contingent deferred bonus obligation		950,368
Payments from vesting provisions		(455,141)
Forfeitures		(73,444)
Balance at end of year	$	1,252,342

If the accrual provision of the contingent deferred bonus obligation was not in effect and all commissions were paid to Capital Markets employees on a current basis, pro forma compensation and benefits expense and pro forma loss before income taxes for the year ended December 31, 2005 would be as follows:

Compensation and benefits expense, as reported	$	8,956,627
Contingent deferred bonus compensation, if recorded		494,672
Pro forma compensation and benefits expense	$	9,451,299
Loss before income taxes, as reported	$	(387,718)
Contingent deferred bonus compensation, if recorded		(494,672)
Pro forma loss before income taxes	$	(882,390)

7. INCOME TAXES

The income tax (expense) benefit for the year ended December 31, 2005 follows:

Current:		
Federal	$	32,915
State		(13,800)
Deferred		109,157
Total income tax benefit	$	128,272

The actual income tax benefit differs from the amount "expected" computed using the statutory federal tax rate of 34% due principally to the effect of state income taxes and non-deductible meals expense.

7. INCOME TAX EXPENSE (CONTINUED)

Components of income taxes receivable at December 31, 2005 follow:

Current income taxes receivable	$ 32,915
Deferred income taxes receivable related to:	
Deferred compensation	176,329
Accrued liabilities	161,201
Federal net operating loss carryforward	21,174
Depreciation	20,259
Other	(2,820)
Total deferred income taxes receivable	376,142
Total income taxes receivable	$ 409,058

The Company has determined that it is more likely than not that the deferred tax assets will be realized through future taxable income. The Company participates in the filing of consolidated federal and state income tax returns of its Parent.

8. COMMITMENTS AND CONTINGENCIES

DMFG received a written notice of claim under its Financial Institution Bond (the "Notice of Claim") on March 23, 2005 from the receiver for the estate of Bradford Bleidt, a former independent financial planner who is under investigation by the Securities and Exchange Commission. Additionally, DMFG has responded to inquiries and subpoenas regarding various regulatory proceedings against Mr. Bleidt and the SEC registered investment advisor firms owned by him. The proceedings allege fraudulent transactions occurred at his companies before, during and after Mr. Bleidt was an NASD registered representative of DMFG. The Notice of Claim purports to invoke DMFG's insurers in responding to $15.6 million of alleged losses incurred by customers of Mr. Bleidt's investment advisory firms during the period from October 9, 2001 through February 11, 2004 when he was registered with DMFG. While these investigations and proceedings have not concluded, the Company has reached a tentative settlement with the receiver under which the Company and its insurance carriers will contribute an amount in full settlement of substantially all of the claims asserted against the Company in connection with Mr. Bleidt's activities. Management's loss accrual estimate is based on the proposed settlement amount, offset by amounts anticipated to be recoverable from other parties. Should the Company be unable to conclude the settlement on these terms, or should the Company reach a settlement but still have meaningful exposure to risk resulting from Mr. Bleidt's activities, its financial position, results of operations and cash flows would be materially impacted. In such event, the Company is unable to predict the level of expense which will be incurred in subsequent periods.

The Company from time to time is subject to other legal proceedings and claims which arise in the ordinary course of its business. Management believes that resolution of these matters will not have a material adverse effect on the Company's results of operations or financial condition.

9. CONCENTRATIONS OF CREDIT RISK AND OFF-BALANCE SHEET CREDIT RISK

The Company clears all of its securities transactions through a clearing broker on a fully-disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

9. CONCENTRATIONS OF CREDIT RISK AND OFF-BALANCE SHEET CREDIT RISK (CONTINUED)

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. During 2005, the Company paid no claims to the clearing broker related to these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which is conducts business.

10. REPRESENTATIONS AND WARRANTIES

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations and warranties, which provide general indemnifications. The maximum exposure to the Company under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

DETWILER, MITCHELL, FENTON & GRAVES, INC.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

AT DECEMBER 31, 2005

NET CAPITAL:	
Total stockholder's equity	$ 1,969,309
Less non-allowable assets:	
Fixed assets	238,513
Other assets	613,874
Restricted cash	169,950
Fidelity bond deductible	25,000
NET CAPITAL	921,972
Minimum Net Capital Requirement of 6 2/3% of aggregate indebtedness of $3,732,145 or $100,000, whichever is greater	248,809
EXCESS NET CAPITAL	$ 673,163
SCHEDULE OF AGGREGATE INDEBTEDNESS:	
Aggregate Indebtedness	$ 3,732,145
Percentage of Aggregate Indebtedness to Net Capital	405%

The computation of net capital above does not materially differ from that reported by the Company in its amended FOCUS Report filed on Form X-17A-5 at December 31, 2005.

DETWILER, MITCHELL, FENTON & GRAVES, INC.
STATEMENT OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2005

A computation of the reserve requirement is not applicable as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

DETWILER, MITCHELL, FENTON & GRAVES, INC.
STATEMENT OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2005

Information relating to possession or control requirements is not applicable as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5
for a Broker Claiming an Exemption from Rule 15c3-3

To the Board of Directors of
Detwiler, Mitchell, Fenton & Graves, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Detwiler, Mitchell, Fenton & Graves, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
www.wolfandco.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
January 20, 2006